SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

SENTO CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.25 PER SHARE

(Title of Class of Securities)

816918205

(CUSIP Number)

Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP,
61 Broadway, 32nd Floor
New York, New York 10006; (212) 981-6767

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 5 Pages)

CUSIP No. 816918205	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kenneth Greene
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 181,050
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 425,980
EACH REPORTING	9	SOLE DISPOSITIVE POWER 181,050
PERSON WITH	10	SHARED DISPOSITIVE POWER 425,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,630
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.57%
14	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.25 per share (the “Common Stock”), of Sento Corporation, a Utah Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 420 East South Temple, Suite 400, Salt Lake City, Utah 84111.

Item 2.   Identity and Background.

This statement is being filed by Kenneth Greene (“Mr. Greene”). Mr. Greene is a private investor. Mr. Greene’s business address is Four Fox Meadow Lane, Lloyd Harbor, NY.

On April 15, 2003, Mr. Greene pled guilty to Conspiracy to Commit Mail Fraud and Securities Fraud, in violation of 18 U.S.C. §371, and Securities Fraud, in violation of 18 §78j(b). On September 21, 2005, Mr. Greene was sentenced in the United States District Court, Southern District of New York, to 15 months in prison followed by three years of supervised release. As part of the sentencing, Mr. Greene was required to pay a fine of $60,000, a $200 special assessment on the date of sentencing and jointly and severally with his co-defendants, a payment of restitution in the amount of $362,579.05, all of which have been satisfied.

Mr. Greene is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

Mr. Greene used his own personal funds to purchase the securities referred to in this Schedule. The total aggregate value of the securities as of the date of this Schedule is $66,839.

Item 4.   Purpose of Transaction.

As of November 16, 2007, Mr. Greene acquired the securities referred to in this Schedule for investment purposes.

Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, Mr. Greene may acquire shares of Common Stock of the Issuer from time to time in the open market, in privately negotiated transactions or otherwise. Mr. Greene may dispose of shares of Common Stock of the Issuer from time to time in the open market, in privately negotiated transactions or otherwise.

Except as set forth above, Mr. Greene has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

As of November 16, 2007, Mr. Greene beneficially owned 607,630 shares or 14.57% of the Issuer’s common stock. The percentage of the Issuer’s common stock held by Mr. Greene is based upon 4,170,026 shares of common stock outstanding as of March 30, 2007, as reported in the Issuer’s Definitive Schedule 14A filed with the Securities and Exchange Commission on April 9, 2007, the last publicly available report setting forth the number of shares of the Issuer’s common stock outstanding. Mr. Greene has the sole power to vote or dispose of 181,050 shares held in his name. The remaining 372,480 shares are held as follows: (i) 170,000 shares by Gladys Greene, Mr. Greene’s mother, (ii) 90,000 shares held by Stacie Greene, Mr. Greene’s wife, (iii) 39,700 shares held by Mr. Greene as custodian under the NYUGMA for Colby Greene, Mr. Greene’s daughter, (iv) 35,000 shares held by Mr. Greene as custodian under the NYUGMA for Grant Greene, Mr. Greene’s son (v) 20,000 shares held by Mr. Greene as custodian under the NYUGMA for Savannah Greene, Mr. Greene’s daughter (vi) 10,000 shares held by Mr. Greene as custodian under the NYUGMA for Jackson Greene, Mr. Greene’s son (vii) 3,780 shares held by Mr. Greene as custodian under the NYUGMA for Dara Sneddon, Mr. Greene’s goddaughter, (viii) 3,000 shares held by Mr. Greene as custodian under the NYUGMA for Zachary Strauss, Mr. Greene’s godson (ix) 39,100 shares held by Mr. Greene as trustee under the Shirley Negrin Living Trust (x) 7,500 shares held under a power-of-attorney held by Mr. Greene’s wife for Shirley Negrin as custodian under the NYUGMA for Lea Negrin and (xi) 7,500 shares held under a power-of-attorney held by Mr. Greene’s wife for Shirley Negrin as custodian under the NYUGMA for Harmony Negrin.

The shares held by the persons set forth in (i) through (xi) above may, for purposes of Section 13(d) of the Exchange Act, been deemed to be beneficially owned by Mr. Greene. Mr. Greene, for purposes of Section 13(d) of the Exchange Act, disclaims beneficial ownership of any shares of Common Stock or held by the persons set forth in (i) through (xi) above.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Greene and any other person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

November 16, 2007	/s/ Kenneth Greene
Kenneth Greene